CATLIN

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com



15 May 2006

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Annual Information Update	08/05/2006

Yours faithfully,

Nicola Perera
Assistant Company Secretary
& Counsel

REG-Catlin Group Limited Annual Information Update
Released: 08/05/2006

RNS Number:6089C
Catlin Group Limited
08 May 2006

Catlin Group Limited

Annual Information Update

Catlin Group Limited (the "Company") announces that, pursuant to Prospectus Rule 5.2, the following information has been published or otherwise made available to the public during the twelve months ended 7 May 2006 in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

For the purpose of this update the information is only referred to and full copies of each item can be found at the locations specified below.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that some of the information referred to in this announcement may now be out of date. Neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of the information this announcement contains.

1) Announcements listed below were published via a Regulatory Information Service.

The information was also submitted to the US Securities and Exchange Commission ("SEC") pursuant to and in compliance with the Company's obligations under Rule 12g3-2(b) of the Securities Exchange Act 1934.

Date of Publication	Heading/Description
25/04/2006	Catlin Group Limited Annual Report and Accounts
17/03/2006	Catlin Group Limited Holding(s) in Company
15/03/2006	Catlin Group Limited Director/PDMR Shareholding
15/03/2006	Catlin Group Limited Share Capital Update
13/03/2006	Catlin Group Limited Director/PDMR Shareholding
10/03/2006	Catlin Group Limited Director/PDMR Shareholding
09/03/2006	Catlin Group Limited New CEO Catlin US
09/03/2006	Catlin Group Limited Result of Placing
09/03/2006	Catlin Group Limited Dividend Declaration
09/03/2006	Catlin Group Limited Final Results - Part 1
09/03/2006	Catlin Group Limited Final Results - Part 2
09/03/2006	Catlin Group Limited Final Results - Part 3
09/03/2006	Catlin Group Limited Final Results - Part 4
09/03/2006	Catlin Group Limited Capital Raising
28/02/2006	Catlin Group Limited Holding(s) in Company
21/02/2006	Catlin Group Limited Holding(s) in Company
21/02/2006	Catlin Group Limited Holding(s) in Company
07/02/2006	Catlin Group Limited Director Declaration
06/02/2006	Catlin Group Limited Directorate Change
03/02/2006	Catlin Group Limited Holding(s) in Company
03/01/2006	Catlin Group Limited Issued Share Capital
30/12/2005	Catlin Group Limited Block Listing - Warrants
30/12/2005	Catlin Group Limited Block Listing -Incentive Plan
08/12/2005	Catlin Group Limited Disclosure of share interest
01/12/2005	Catlin Group Limited Hurricane update
28/11/2005	Catlin Group Limited Disclosure of share interest
22/11/2005	Catlin Group Limited Holding(s) in Company
18/11/2005	Catlin Group Limited Holding(s) in Company
11/11/2005	Catlin Group Limited Holding(s) in Company
10/11/2005	Catlin Group Limited Director/PDMR Shareholding
09/11/2005	Catlin Group Limited Holding(s) in Company

08/11/2005	Catlin Group Limited Share interest disclosure
04/11/2005	Catlin Group Limited Director/PDMR Shareholding
26/10/2005	Catlin Group Limited Notice of Results
25/10/2005	Catlin Group Limited Holding(s) in Company
20/10/2005	Catlin Group Limited Director/PDMR Shareholding
19/10/2005	Catlin Group Limited Impact of Hurricane Season
10/10/2005	Catlin Group Limited Director/PDMR Shareholding
27/09/2005	Catlin Group Limited Holding(s) in Company
23/09/2005	Catlin Group Limited Interim Document
14/09/2005	Catlin Group Limited Holding(s) in Company
12/09/2005	Catlin Group Limited Dividend Declaration
12/09/2005	Catlin Group Limited Interim Results - Part 1
12/09/2005	Catlin Group Limited Interim Results - Part 2
06/09/2005	Catlin Group Limited Holding(s) in Company
26/08/2005	Catlin Group Limited Notification of Shares
19/08/2005	Catlin Group Limited Holding(s) in Company
09/08/2005	Catlin Group Limited Holding(s) in Company
01/08/2005	Catlin Group Limited Holding(s) in Company
15/07/2005	Catlin Group Limited Directorate Change
15/07/2005	Catlin Group Limited Director Declaration
12/07/2005	Catlin Group Limited Directorate Change
11/07/2005	Catlin Group Limited Director/PDMR Shareholding
11/07/2005	Catlin Group Limited Director/PDMR Shareholding
30/06/2005	Catlin Group Limited Blocklisting Interim Review
30/06/2005	Catlin Group Limited Blocklisting Interim Review
30/06/2005	Catlin Group Limited Shares in Issue
29/06/2005	Catlin Group Limited Notification of shares
22/06/2005	Catlin Group Limited Notification of Interests
16/06/2005	Catlin Group Limited Notification of shares
13/06/2005	Catlin Group Limited Holding in Company
10/06/2005	Catlin Group Limited Holding(s) in Company
09/06/2005	Catlin Group Limited FTSE Investability W. change
01/06/2005	Catlin Group Limited Syndicate at Lloyd's
26/05/2005	Catlin Group Limited Result of AGM
26/05/2005	Catlin Group Limited Trading Statement

Copies of all the above announcements can be obtained from the London Stock Exchange's website at www.londonstockexchange.com or the "Regulatory Announcements" page within the "Investor Relations" section of the Company's website at www.catlin.com.

2) Documents circulated to shareholders

The following documents have been despatched by the Company to shareholders during the period:

Date Posted	Document
23/09/2006	Interim Report 2005
25/04/2006	Annual Report and Accounts 2005
25/04/2006	Notice of Annual General Meeting

Copies of these documents are available on the "Reports and Presentations" page within the "Investor Relations" section of the Company's website at www.catlin.com.

Please note that as a company which is incorporated in Bermuda, Catlin Group Limited it is not subject to the filing requirements of the UK Registrar of Companies pursuant to the Companies Act 1985.

A copy of this Annual Information Update together with all the documents referred to within it can be obtained from the Company's offices at:

Cumberland House
6th Floor
1 Victoria Street
Hamilton
Bermuda HM 11

Nicola Perera
Assistant Company Secretary

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